             SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13D-2(A).*

---------
         *As amended by Releases No.34-15457, dated January 4, 1979, effective February 14, 1979 (as corrected by Release No. 34-15457A, dated February 25,
1979) and No. 34-14384, dated November 29, 1979, effective January 5, 1980. - Editor.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                        HAVERTY FURNITURE COMPANIES, INC.
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                                (Name of Issuer)

                     CLASS A COMMON STOCK, $1.00 PAR VALUE
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                         (Title of Class of Securities)

                                   419596-20-0
                          ----------------------------
                                 (CUSIP Number)

                          TERRY FERRARO SCHWARTZ, ESQ.
                       C/O SMITH, GAMBRELL & RUSSELL, LLP
                            SUITE 3100, PROMENADE II
                           1230 PEACHTREE STREET, N.E.
                             ATLANTA, GEORGIA 30309
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  MAY 26, 1998
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                        (Continued on following page(s))

                                Page 1 of 4 Pages


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

CUSIP No. 419596-20-0                13D         Page 2 of 4 Pages
          -----------
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
1.          NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

            JOHN RHODES HAVERTY, M.D.
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2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                         (b) [ ]
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3.          SEC USE ONLY

--------------------------------------------------------------------------------
4.          SOURCE OF FUNDS*

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5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
NUMBER         7.      SOLE VOTING POWER
OF SHARES
BENEFICIALLY           -0- SHARES
OWNED BY       -----------------------------------------------------------------
EACH           8.      SHARED VOTING POWER
REPORTING
PERSON                 -0- SHARES
WITH           -----------------------------------------------------------------
               9.      SOLE DISPOSITIVE POWER

                       -0- SHARES
               -----------------------------------------------------------------
               10.     SHARED DISPOSITIVE POWER

                       -0- SHARES
           ---------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0- SHARES
--------------------------------------------------------------------------------
12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            -0-
--------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement constitutes an amendment to the Schedule 13D of John Rhodes Haverty, M.D., dated September 8, 1986, as amended, and serves as notice that Dr. Haverty is no longer required to report his beneficial ownership of the $1.00 par value per share Class A Common Stock (the "Class A Common Stock") of Haverty Furniture Companies, Inc., a Maryland Corporation (the "Issuer"), on
Schedule 13D.

ITEM 1.           SECURITY AND ISSUER.

         This statement on Schedule 13D relates to shares of the Class A Common Stock of the Issuer, whose principal executive offices are located at 866 West Peachtree Street, N.W., Atlanta, Georgia 30308.

ITEM 2.           IDENTITY AND BACKGROUND.

         This statement is being filed by John Rhodes Haverty, M.D., an individual, whose address is 3359 Woodhaven Road, N.W., Atlanta, Georgia 30305. Dr. Haverty is currently retired. Prior to his retirement, Dr. Haverty was the Dean of the College of Health Sciences, Georgia State University, Atlanta, Georgia from 1968 to 1991.

         Dr. Haverty has not been convicted in a criminal proceeding during the last five years nor has he, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Dr. Haverty is a citizen of the United States.

ITEM 5.           INTEREST IN THE SECURITIES OF THE ISSUER.

         On May 26, 1998, Dr. Haverty converted all 183,823 shares of the Class A Common Stock (6.53% of the then outstanding shares of the Class A Common Stock) beneficially owned by him to shares of the Issuer's $1.00 par value per share Common Stock. As a result of this conversion, Dr. Haverty no longer beneficially owns greater than 5% of the Issuer's Class A Common Stock. Therefore, Dr. Haverty is no longer required to report his beneficial ownership of the Issuer's Class A Common Stock on Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships between or among Dr. Haverty and any other person with respect to any securities of the Issuer.


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


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 30, 1998



                                              By:/s/ John Rhodes Haverty, M.D.
                                                 -------------------------------
                                                  John Rhodes Haverty, M.D.


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